Exhibit 99.1

Dated as of August 20, 2021
BELL CANADA
and
BCE INC.
and
BNY TRUST COMPANY OF CANADA COMPAGNIE TRUST BNY CANADA Trustee
FIFTY-NINTH SUPPLEMENTAL TRUST INDENTURE

THIS FIFTY-NINTH SUPPLEMENTAL TRUST INDENTURE made as of August 20, 2021.

BETWEEN	BELL CANADA, a corporation incorporated under the laws of Canada, herein called the “Corporation”
— and —
BCE INC., a corporation incorporated under the laws of Canada, herein called “Guarantor”
— and —
BNY TRUST COMPANY OF CANADA — COMPAGNIE TRUST BNY CANADA, a corporation governed by the Trust and Loan Companies Act (Canada), herein called “BNY”

WHEREAS the Corporation currently has debentures, Series EH, EJ, EO, EU and EZ issued and outstanding (the “Authorized Debentures”) pursuant to a trust indenture between the Corporation and CIBC Mellon Trust Company – Compagnie Trust CIBC Mellon, as predecessor trustee (“CIBC Mellon”) dated as of July 1, 1976, as from time to time supplemented, modified or changed (the “Original Trust Indenture”);

AND WHEREAS by a Fifty-Third Supplemental Indenture to the Original Trust Indenture dated February 1, 2007, the Guarantor provided a guarantee of Bell Canada’s payment obligations under the Original Trust Indenture;

AND WHEREAS pursuant to Section 11.09 of the Original Trust Indenture, CIBC Mellon has provided to the Corporation notice of its resignation as Trustee under the Original Trust Indenture as of the date hereof;

AND WHEREAS CIBC Mellon has agreed to transfer to BNY its appointment as Trustee under the Original Trust Indenture and the Corporation has accepted CIBC Mellon’s resignation and wishes to appoint BNY as the successor Trustee pursuant to Section 11.09 of the Original Trust Indenture;

AND WHEREAS BNY has agreed to accept such appointment as successor Trustee pursuant to the terms of the Original Trust Indenture;

AND WHEREAS the parties wish to execute this Fifty-Ninth Supplemental Trust Indenture for the purpose of providing for the resignation of CIBC Mellon as Trustee and for its replacement by BNY;

AND WHEREAS Section 10.01 of the Original Trust Indenture provides, among other things, that from time to time the Corporation, when authorized by a resolution of its directors, and the Trustee may execute and deliver indentures supplemental to the Original Trust Indenture for any of the purposes set out in Sections 10.1(g) and 10.1(i);

AND WHEREAS all necessary corporate action has been taken by the parties hereto for the execution and delivery of this Fifty-Ninth Supplemental Trust Indenture;

NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

ARTICLE 1

Interpretation

SECTION 1.01. Part of Original Trust Indenture. The Original Trust Indenture is a part of this Fifty-Ninth Supplemental Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Fifty-Ninth Supplemental Trust Indenture, unless there is something in the subject or context inconsistent therewith, the expression herein contained shall have the same meaning as corresponding expression in the Original Trust Indenture. All the provisions of the Original Trust Indenture, except only so far as the same may be inconsistent with the express provisions of this Fifty-Ninth Supplemental Trust Indenture, shall apply to and have effect in connection with this Fifty-Ninth Supplemental Trust Indenture.

Solely for purposes of the incorporation by reference herein of the Original Trust Indenture (i) the word “Company” defined in Section 1.01 of the Original Trust Indenture shall be replaced by the word “Corporation” and (ii) whenever the word “Company” appears in the Original Trust Indenture, it shall be read as a reference to the word “Corporation”.

ARTICLE 2

Resignation and Replacement of Trustee

SECTION 2.01. Resignation and Replacement of Trustee. In accordance with the Original Trust Indenture, CIBC Mellon has resigned as Trustee as of the date hereof, which resignation is hereby accepted by the Corporation. CIBC Mellon shall not be responsible for any obligations or liabilities relating to or arising in respect of the Original Trust Indenture on or after the date hereof.

SECTION 2.02. Appointment of BNY. The Corporation hereby appoints BNY as Trustee under the Original Trust Indenture in replacement of and as successor to CIBC Mellon.

SECTION 2.03. Acceptance by BNY. BNY hereby accepts its appointment as Trustee pursuant to Section 11.09 of the Original Trust Indenture effective as of the date hereof, and agrees (i) to be bound by and to perform all obligations and liabilities of CIBC Mellon as Trustee under the Original Trust Indenture, arising on and after the date hereof, and (ii) to be vested with the same powers, rights, duties and obligations as if it had originally been named in the Original Trust Indenture as Trustee.

SECTION 2.04. Representation and Warranty by BNY. BNY hereby represents and warrants to the Corporation that it is a corporation authorized to carry on the business of a trust company in the Province of Québec and every other jurisdiction in Canada where such authorization or qualification is necessary to enable it to act as the Trustee under the provisions of the Original Trust Indenture.

SECTION 2.05. Conflict of Interest. BNY represents that at the time of the execution and delivery hereof no material conflict of interest exists in BNY’s role as a fiduciary under the Original Trust Indenture and agrees that in the event of a material conflict of interest arising hereafter it will, within ninety (90) days after ascertaining that it has such material conflict of interest, either eliminate the same or resign its trust under and in accordance with the Original Trust Indenture.

ARTICLE 3

Confirmation

SECTION 3.01. Confirmation. The Corporation hereby acknowledges and confirms that, except as specifically amended by the provisions of this Fifty-Ninth Supplemental Trust Indenture, all of the terms and conditions contained in the Original Trust Indenture are and shall remain in full force and effect, unamended, in accordance with the provisions thereof on the same basis as if BNY had been originally named as Trustee in the Original Trust Indenture. The Corporation hereby further agrees that the name of BNY shall in all respects be construed in the place and stead of the name of CIBC Mellon in the Original Trust Indenture and in all other documents delivered in connection therewith, including, without limitation, the Authorized Debentures. The amendments provided for in this Fifty-Ninth Supplemental Trust Indenture shall not prejudice any act or thing done prior to the date of this Fifty-Ninth Supplemental Trust Indenture.

ARTICLE 4

Execution

SECTION 4.01. Further Assurances. The parties hereto covenant and agree to execute and deliver such further and other instruments and to take such further or other action as may be necessary or advisable to give effect to this Fifty-Ninth Supplemental Trust Indenture and the provisions hereof.

SECTION 4.02. Counterparts and Formal Date. This Fifty-Ninth Supplemental Trust Indenture may be executed in several counterparts, including by electronic means, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument. For certainty, this Fifty-Ninth Supplemental Indenture may be executed by way of electronic signature (including through an information system such as DocuSign or by any other electronic means) and any such execution shall be of the same legal effect, validity or enforceability as a manually executed signature.

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IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have duly executed these presents as of the date first written above.

BELL CANADA
By:	(signed) Curtis Millen
Name: Curtis Millen Title: Senior Vice-President, Corporate Strategy and Treasurer
BCE INC.
By:	(signed) Curtis Millen
Name: Curtis Millen Title: Senior Vice-President, Corporate Strategy and Treasurer
BNY TRUST COMPANY OF CANADA – COMPAGNIE TRUST BNY CANADA
By:	(signed) Pierre Tremblay
Name: Pierre Tremblay Title: Vice-President

[Signature Page – Fifty-Ninth Supplemental Trust Indenture]